ACREX VENTURES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS - INTERIM

DATED August 4, 2006

This Interim MD & A is intended to cover the Company’s second fiscal quarter from April 1, 2006 to June 30, 2006 - and the period thereafter to August 1, 2006.  It is to be read in conjunction with the Company’s Annual Management Discussion and Analysis dated April 20, 2006, and the audited financial statements of the Company prepared to December 31, 2005, and interim Management Discussion and Analysis dated May 23, 2006.

1.

Overall Performance

Spanish Mountain, British Columbia, property

The Company initiated a geochemical soil sampling programme during its first fiscal quarter and obtained the assay results from the sampling programme in mid-July.  Management considers the results very encouraging as they indicated a number of strong gold anomalies on portions of the optioned claims.  The results were reported in the Company’s News Release dated July 20, 2006.  Based on the results and on additional favourable drilling results announced by Skygold Ventures Ltd. and Wild Rose Resources Ltd. which are exploring adjacent property, the Company has decided to proceed with a diamond drilling programme scheduled to commence later this month.

Michaud, Ontario property

In the report for the first fiscal quarter the Company announced that it and its 50% joint venturer, Moneta Porcupine Mines Inc., would commence a 4-hole diamond drilling programme.  Moneta - which is the Operator - has advised the Company that the programme has been completed with the 4 holes being of a total length of 1,117 meters.  The results are being analyzed - although Moneta has already proposed further drilling on the property be planned for after the winter freeze-up.

During the quarter the Joint Venture acquired an option to acquire a 75% interest in the 3-claim block known as the “Dyment” claims which adjoin the Joint Venture’s claims.  One of the 4 holes drilled - referred to above - was on the Dyment claims.

Nachako area property

The Company conducted initial prospecting on portions of the Nachako area property - also known as the “Finger Lakes Property”.  The results are being reviewed.

The Company has received an extension to August 8, 2006 - from July 31, 2006 - of the date by which it must decide whether it wishes to undertake a formal option agreement on portions of the property.

Financing

During the Quarter various share purchase warrants and brokers’ options that had been issued in relation to previous private placement financings were exercised.  A total of 3,267,945 shares were issued pursuant to such exercises - which were at prices varying between $0.12 and $0.18.   The Company received proceeds of $579,945 from the exercise of warrants and brokers options during the six months ended June 30, 2006.  In addition as was previously announced the Company closed, in May 2006, private placements of 3,000,000 units at a price of $0.235 per unit - from which the Company received proceeds of $705,000.

Expenses

The Company’s expenses for the second Quarter were, in some categories, higher than in the previous quarter and the equivalent quarter of the previous fiscal year.  This was due to a higher level of activity - particularly with respect to financing and promotion, and investor relations activities.

2.

Results of Operations

Because the Company did not have any operations which produced sales revenues - i.e. did not have any business operations - no meaningful analysis can be done of the Company’s operations.

3.

Summary of Quarterly Results

The following information is provided for each of the 8 most recently completed quarters of the Company:

	June 30/06	Mar. 31/06	Sept. 30/05	June 30/05	Mar. 31/05	Dec. 31/04	Sept. 30/04	June 30/04
(a) Net sales or total revenues	$0.00	$0.00	$0.00	$ 0.00	$0.00	$22,680	$0.00	$0.00
(b) Loss before extraordinary items - total - per share undiluted - per share diluted*	177,301 0.01	114,579 0.01	149,688 0.01	123,701 0.01	100,635 0.01	409,347 0.03	76,612 0.01	111,473 0.01
(c) Net loss - total - per share undiluted - per share diluted*	177,301 0.01	114,579 0.01	149,688 0.01	123,701 0.01	100,635 0.01	409,347 0.03	76,612 0.01	111,473 0.01

*As the effect of this dilution is to reduce the reported loss per share, fully diluted loss per share information has not been shown.

The differences in the figures between the various quarters is due only to the amount of activity by the Company in each quarter – primarily in raising funding or supervising exploration work on its property

4.

Liquidity

At the close of business on July 31, 2006 the Company had net working capital of approximately $1,240,000.  This represents sufficient funding for the Company to conduct some additional exploration work on the Michaud, Ontario and Spanish Mountain, British Columbia properties – but nothing of significance.  If the Company decides to undertake major exploration programmes on its properties additional funding will be required.  Some of this can be anticipated to come from the exercise of outstanding share purchase warrants and share purchase options – although the amounts that might be received from such exercises is not determinable at this time.   The Company has no financial commitments other than to pay its monthly general and administrative expenses.

5.

Transactions with Related Parties

There have been no transactions with related parties in the past fiscal year – except that:

(a)

the Company pays $9,000 per month to a company which is wholly owned by Mr. Malcolm Powell – in payment for Mr. Powell’s management of the Company;  and $992 per month for the rental of computer and other equipment;

(b)

Frank Lang is paid a monthly director’s fee of $2,500;

(c)

Carl Jonsson is a principal in the law firm which acts as the Company’s Solicitors – and accordingly receives a benefit from the fees paid to the law firm for legal services rendered;

6.

Other MD & A Requirements

(a)

Additional information relating to the Company – including the Company’s most recent Annual Information Form - being the Form 20F filed by the Company with the United States Securities and Exchange Commission, dated May 31, 2006; and its Short Form Offering Document dated April 29, 2005 have been filed on SEDAR and are available at www.sedar.com. Information about the Company may also be seen on its website at www.acrexventures.com.

(b)

As the Company has not had any revenue from operations in its last two financial years the following additional information is provided:

(A)

Breakdown of exploration costs for six months ended June 30, 2006 and for 2005 fiscal year:

	Period ended June 30/06 $	2005 $
Assays Consulting Drilling Field vehicles Surveying and linecutting Other Support	16,164 13,819 56,464 1,760 - 8,576 4,577	14,678 30,237 99,977 - 15,673 11,167 -
Totals:	101,360	171,732

(B)

General and administration expenses.

Breakdown of general and administration expenses for quarter ending June 30, 2006 and for 2005 fiscal year:

	Quarter ending June 30/06 $	2005 $
Management fees Consulting Promotion and travel Advertising Office and general Filing fees Accounting Legal Investor relations Rent Insurance Transfer agent fees Stock based compensation	34,500 13,400 21,563 6,968 17,596 17,178 13,250 22,584 27,723 2,670 - 6,550 -	138,000 400 41,785 23,432 37,102 23,065 33,630 53,802 61,419 10,680 2,500 9,151 73,884
Totals:	183,982	508,850

(c)

Outstanding share data at June 30, 2006:

(i)

The Company has 26,383,936 common shares issued.  The shares are all voting shares and rank equally with each other.

(ii)

The Company has share purchase options outstanding entitling the purchase of:

-

600,000 shares of the Company exercisable at $0.30 per share before June 3, 2007

-

565,000 shares of the Company exercisable at $0.28 per share before November 4, 2008

-

150,000 shares of the Company exercisable at $0.12 per share before May 17, 2010

-

485,000 shares of the Company exercisable at $0.12 per share before July 7, 2010

-

100,000 shares of the Company exercisable at $0.12 per share before December 5, 2010

-

100,000 shares of the Company exercisable at $0.12 per share before October 13, 2010

-

100,000 shares of the Company exercisable at $0.30 per share before June 15, 2011

-

  50,000 shares of the Company exercisable at $0.30 per share before June 29, 2011 so that there are now options outstanding on 2,150,000 shares.

(iii)

The Company has share purchase warrants outstanding entitling the purchase of:

-

325,000 shares of the Company exercisable at $0.18 per share before October 19, 2006;

-

3,000,000 shares of the Company exercisable at $0.30 per share before May 2, 2007.